SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For December 2002
Commission File Number 0-30604

lastminute.com plc
(Name of Registrant)

4 Buckingham Gate
London
SW1E 6JP
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connections with Rule 12g3-2(b): Not applicable.

Enclosures:

Announcements dated :	3 December 2002
Announcement dated :	4 December 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

lastminute.com plc

2. Name of director

Brent Hoberman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Brent Hoberman

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

15,836,133 Ordinary shares

16. Total percentage holding of issued class following this notification

6.56%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

3 December 2002

18. Period during which or date on which exercisable

3 December 2005 to 2 December 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

140,187 Ordinary shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

107p

22. Total number of shares or debentures over which options held following this notification

291,522 Ordinary shares

23. Any additional information

24. Name of contact and telephone number for queries

S. Watkins, Company Secretary
Tel: 020 7802 4597

25. Name and signature of authorised company official responsible for making this notification

S. Watkins, Company Secretary

Date of Notification

3 December 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

lastminute.com plc

2. Name of director

Martha Lane Fox

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Martha Lane Fox

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

10,207,879 Ordinary shares

16. Total percentage holding of issued class following this notification

4.23%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

3 December 2002

18. Period during which or date on which exercisable

3 December 2005 to 2 December 2012

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

130,841 Ordinary shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

107p

22. Total number of shares or debentures over which options held following this notification

260,516 Ordinary shares

23. Any additional information

24. Name of contact and telephone number for queries

S. Watkins, Company Secretary
Tel: 020 7802 4597

25. Name and signature of authorised company official responsible for making this notification

S. Watkins, Company Secretary

Date of Notification

3 December 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

LASTMINUTE.COM PLC

2. Name of shareholder having a major interest

SCHRODER INVESTMENT MANAGEMENT LIMITED AND AFFILIATED COMPANIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2 AND:
SCHRODER UNIT TRUSTS LIMITED;
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED;
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC;
SCHRODERS PLC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SCHRODER INVESTMENT MANAGEMENT LIMITED;
SCHRODER UNIT TRUSTS LIMITED;
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA LIMITED;
SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC;
SCHRODERS PLC.

5. Number of shares / amount of stock acquired

–

6. Percentage of issued class

–

7. Number of shares / amount of stock disposed

NOT KNOWN

8. Percentage of issued class

–

9. Class of security

ORDINARY SHARES OF 1P EACH

10. Date of transaction

03.12.2002

11. Date company informed

03.12.2002

12. Total holding following this notification

NOT KNOWN

13. Total percentage holding of issued class following this notification

LESS THAN 10%

14. Any additional information

Notification is in respect of a reduction in the percentage of issued share capital as a result of an issue of further shares by the Company. Current issued share capital used to calculate interest is 241,463,651 shares

15. Name of contact and telephone number for queries

Simon Watkins, Company Secretary    020 7802 4597

16. Name and signature of authorised company official responsible for making this notification

Simon Watkins, Company Secretary    020 7802 4597

Date of notification

04 December 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

lastminute.com plc

Dated: 15 January 2003	By:	/s/ Simon Watkins
Simon Watkins Group Company Secretary